Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

February 14, 2022

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Arista Networks Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Arista Networks, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the Securities and Exchange Commission on February 14, 2022.

Very truly yours,

/s/ Marc Taxay
Marc Taxay
Senior Vice President and General Counsel
Arista Networks, Inc.